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                          April 27, 2020

       Michael Macaluso
       Chief Executive Officer
       Ampio Pharmaceuticals, Inc.
       373 Inverness Parkway, Suite 200
       Englewood, CO 80112

                                                        Re: Ampio
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 16,
2020
                                                            File No. 333-237723

       Dear Mr. Macaluso :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Leah G. Brownlee, Esq.